   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2000

                                                      REGISTRATION NO. 333-41726
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             GADZOOX NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           3576                          77-0308899
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                              5850 HELLYER AVENUE
                           SAN JOSE, CALIFORNIA 95138
                                 (408) 360-4950
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                MICHAEL PARIDES
                             GADZOOX NETWORKS, INC.
                              5850 HELLYER AVENUE
                           SAN JOSE, CALIFORNIA 95138
                                 (408) 360-4950
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:
                               JUDITH M. O'BRIEN
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                            DATED SEPTEMBER 15, 2000


PROSPECTUS

                                 239,433 SHARES

                             GADZOOX NETWORKS, INC.
                           -------------------------

                                  COMMON STOCK
                               ($0.005 PAR VALUE)

                           -------------------------

     This Prospectus relates to 239,433 shares (the "Shares") of our Common Stock, $0.005 par value (the "Common Stock"). The Shares may be offered by certain stockholders of the Company (the "Selling Stockholders") from time to time in transactions on the Nasdaq National Market System, in privately negotiated transactions or otherwise at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Shares were originally issued by the Company in connection with the Company's acquisition of SmartSAN Systems, Inc. ("SmartSAN") by and through a merger (the "Merger") of a wholly-owned subsidiary of the Company ("MergerSub") with and into SmartSAN pursuant to the Agreement and Plan of Reorganization dated March 2, 2000 by and among, the Company, MergerSub, SmartSAN and U.S. Bank Trust National Association, as escrow agent (the "Reorganization Agreement"). The Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), under Section 4(2) thereof. See "Selling Stockholders" and "Plan of Distribution."

     We will receive no part of the proceeds of sales made hereunder. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders. Gadzoox and the Selling Stockholders have each agreed to indemnify the other against certain liabilities, including certain liabilities under the Securities Act.


     Our Common Stock is traded on the Nasdaq National Market under the symbol "ZOOX." On September 14, 2000, the closing price of the Common Stock on the Nasdaq National Market was $7.75.


     SEE "RISK FACTORS" BEGINNING ON PAGE 1 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF OUR COMMON STOCK OFFERED HEREBY.

     The Selling Stockholders and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be an underwriter within the meaning of the Securities Act. Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.

                           -------------------------

    THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                           -------------------------


               The date of this Prospectus is September 15, 2000.


                           -------------------------

                               TABLE OF CONTENTS

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Risk Factors..........................    1
The Company...........................   12
Recent Events.........................   12
Use of Proceeds.......................   12
Selling Stockholders..................   13
Plan of Distribution..................   14

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Experts...............................   14
Legal Matters.........................   14
Available Information.................   14
Incorporation of Certain Documents by
  Reference...........................   15

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SHARES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties and that relate to future events or our future performance, such as future product development and deployment, including development and deployment of the Geminix router, the Axxess Network Storage Pool product, a fibre channel fabric backbone switch and other future products; our investment in research and development, sales and marketing and general and administrative activities; the evolution of SAN capabilities and the market for storage area network, or SAN, products. In certain cases you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or "continue" or the negative of such terms or other comparable terminology. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including but not limited to market acceptance of our new products and the speed at which customers adopt current and new products for SANs; the ability and willingness of our distribution channel partners to sell our products; growth rates of the market segment within which we participate; competition in our industry and the timing of new technology and product introductions; the ability to retain and hire skilled personnel and the risks set forth below and elsewhere in this Prospectus. All forward-looking statements included in this document are based on information available to us on the date hereof and we assume no obligation to update any such forward-looking statements.

     In addition to the other information in this Prospectus, you should carefully consider the following risk factors and all other information contained in our Forms 10-K, 10-Q and 8-K incorporated by reference into this Prospectus, before purchasing the Common Stock offered by this Prospectus. Risks and uncertainties, in addition to those we describe below, that are not presently known to us, or that we currently believe are immaterial may also impair our business operations. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. In addition, the trading price of our Common Stock could decline due to the occurrence of any of these risks.

WE HAVE INCURRED SIGNIFICANT LOSSES IN EVERY FISCAL YEAR AND FISCAL QUARTER SINCE OUR INCEPTION AND WE MAY NEVER BECOME PROFITABLE.

     We have incurred significant losses since inception and expect to continue to incur losses on both a quarterly and annual basis for the foreseeable future. As of June 30, 2000, our accumulated deficit was $53.6 million and we expect to incur significant product development, sales and marketing and administrative expenses. As a result, we will need to generate increased net revenues to achieve profitability. Further, even if we achieve profitability, given the competition in, and the evolving nature of the storage area networking market, we may not be able to sustain or increase profitability on a quarterly or annual basis.

DUE TO OUR LIMITED OPERATING HISTORY, WE MAY HAVE DIFFICULTY ACCURATELY PREDICTING REVENUES FOR FUTURE PERIODS AND APPROPRIATELY BUDGETING FOR EXPENSES, AND, BECAUSE MOST OF OUR EXPENSES ARE FIXED IN THE SHORT-TERM, WE MAY NOT BE ABLE TO DECREASE OUR EXPENSES IN A TIMELY MANNER TO OFFSET ANY UNEXPECTED SHORTFALL IN REVENUES.

     We have generated net revenues for less than six years and, thus, we have only a short history from which to predict future net revenues. This limited operating experience, combined with the rapidly evolving nature of the SAN market in which we sell our products, reduces our ability to accurately forecast our quarterly and annual revenue. Further, we plan our operating expenses based primarily on these revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue. For example, during the quarter ended June 30, 2000, orders from our distribution channel partners were significantly lower than expected due to decreased sell-through to end-user customers which resulted in a corresponding decrease in net revenues of approximately $6.0 million, or 40%, compared to net revenues for the quarter ended March 31, 2000. Additionally, in July 1998, Digital Equipment Corporation cancelled orders for our Bitstrip product, which resulted in a corresponding decrease in net revenues. If a similar situation were to occur in the future, we may incur additional unexpected losses which could seriously harm our business. For further financial information relating to our business, see "Notes to Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K.

WE HAVE A HISTORY OF QUARTERLY AND ANNUAL FLUCTUATIONS IN OUR NET REVENUES AND OPERATING RESULTS, AND EXPECT THESE FLUCTUATIONS TO CONTINUE, WHICH MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

     Our quarterly and annual net revenues and operating results have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control. The primary factors that may cause our quarterly net revenues and operating results to fluctuate include the following:

     - fluctuations in demand for our products and services;

     - the ability and willingness of our distribution channel partners to sell our products;

     - the timing of customer orders and product implementations, particularly large orders from our customers;

     - our ability to develop, introduce, ship and support new products product enhancements;

     - the rate of adoption of SANs as an alternative to existing data storage and management systems;

     - announcements and new product introductions by our competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

     - decreases in the prices at which we can sell our products;

     - our ability to obtain sufficient supplies of components, including sole or limited source components, at expected prices;

     - the mix of our hub and switch products sold and the mix of distribution channels through which they are sold;

     - increases in the prices of the components we purchase;

     - our ability to maintain quality manufacturing standards for our products;

     - competitive technology developments which may decrease the demand for products based on the technology we utilize;

     - our ability to maintain, increase or quickly decrease the contract production of our products; and

     - the mix of our hubs, switches, routers, software and other products sold and the mix of distribution channels through which they are sold.

     Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may drop. For example, net revenues for the quarter ended June 30, 2000 were 40% lower than net revenues for the quarter ended March 31, 2000 as a result of a decline in orders from our distribution channel partners.

IF OUR DISTRIBUTION CHANNEL PARTNERS ARE UNABLE OR UNWILLING TO RESELL OUR PRODUCTS, OUR NET REVENUES WILL DECREASE AND OUR BUSINESS WILL BE HARMED.

     During fiscal 2000, 35% of our net revenues were derived from sales to distribution channel partners. During the three months ended June 30, 2000, approximately 2% of our net revenues were derived from sales to distribution channel partners. Our original equipment manufacturer, or OEM, customers have demonstrated the ability to resell our storage area network products due, in part, to the length of time they have been involved in the SAN marketplace and the strength of their internal technical, sales and marketing structures. Our distribution channel partners have participated in the SAN market for a shorter period of time and often do not have trained technical, sales and marketing staff. As a result, they are not as well positioned as our OEM customers to provide full solution sales. Additionally, distribution channel partners may not be able to effectively compete with OEMs. For example, net revenues for the quarter ended June 30, 2000 were 40% lower than net revenues for the quarter ended March 31, 2000 as a result of a decline in orders from our distribution channel partners due to slower than expected sell-through to end-user customers. Although we have taken several actions to improve our distribution channel partners' abilities to sell our products to end-users, we can not assure you that demand for our products through the distribution channel will increase. If we are unable to effectively leverage sales through our distribution channel partners, our net revenues may continue to decline, and our business could be harmed. The inability or unwillingness of our distribution channel partners to resell SAN networking equipment, including full SAN solutions, would significantly reduce our net revenues which would harm our business.

BECAUSE WE DEPEND ON A FEW KEY OEM AND DISTRIBUTION CHANNEL PARTNERS, THE LOSS OF ANY OF THESE CUSTOMERS COULD SIGNIFICANTLY REDUCE OUR NET REVENUES.

     We depend on a few key OEM and distribution channel partners. In fiscal 2000, approximately 72% of our net revenues came from four customers with sales to Hewlett-Packard Company, Compaq Computer Corporation, Bell Microproducts, Inc. and Tokyo Electron Limited, each accounting for 10% or more of our net revenues. During the quarter ended June 30, 2000, approximately 58% of our net revenues came from sales to Hewlett-Packard Company and 37% of our net revenues came from sales to Compaq Computer Corporation. Although we intend to expand our original equipment manufacture customer base, we anticipate that our operating results will continue to depend on sales to a relatively small number of customers. None of our current customers have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our net revenues. For example, net revenues for the quarter ended June 30, 2000 were 40% lower than net revenues for the quarter ended March 31, 2000 as a result of a decline in orders from our distribution channel partners due to slower than expected sell-through to end-user customers. Additionally, in July 1998, Digital Equipment Corporation cancelled orders for our Bitstrip product, and in December 1998, Hewlett-Packard Company unexpectedly reduced orders for our Gibraltar 10-port product. Digital Equipment Corporation's order cancellation resulted in a reduction of anticipated net revenues by approximately 12% for the fiscal year ended March 31, 1999.

OUR RELIANCE ON OEM CUSTOMERS AND DISTRIBUTION CHANNEL PARTNERS AND THE LENGTHY PROCESS REQUIRED TO ADD THESE PARTNERS MAY IMPEDE THE GROWTH OF OUR NET REVENUES.

     We rely on OEM customers and distribution channel partners to distribute and sell our products. As a result, our success depends substantially on (1) our ability to initiate, manage and expand our relationships with significant OEM customers, (2) our ability to attract distribution channel partners that are able and willing to sell our products and (3) the sales efforts of these OEM customers and distribution channel partners. Our OEM customers typically conduct significant evaluation, testing, implementation and acceptance procedures before they begin to market and sell new technologies, including our products. Based on our experience with our larger OEM customers, this evaluation process is lengthy and has historically been as long as nine months. This process is also complex and may require significant sales, marketing and management efforts on our part. The complexity of this process increases if we must qualify our products with multiple customers at the same time. In addition, once our products have been qualified, the length of the sales cycle of each of our OEM customers may vary depending upon whether our products are being bundled with another product or are being sold as an option or add-on. Sales to distribution channel partners may also require lengthy sales and marketing cycles. As a result, we may expend significant resources in developing partner relationships before recognizing any revenue. We may not be able to manage and expand our relationships with OEM customers and distribution channel partners successfully and they may not market our products successfully. Moreover, our agreements with

OEM customers and distribution channel partners have no minimum purchase commitments. Our failure to manage and expand our relationships with OEM customers and distribution channel partners or their failure to market our products could substantially reduce our net revenues and seriously harm our business.

OUR BUSINESS MAY BE HARMED BY CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY.

     In the past, securities class action litigation often has been brought against a company due to volatility in the market price of its securities. The market price of our securities has been volatile in the past and may be volatile in the future. Therefore, we may in the future be the target of securities litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

IF WE ARE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS, WE MAY BE UNABLE TO DEVELOP OR ENHANCE OUR PRODUCTS, TAKE ADVANTAGE OF FUTURE OPPORTUNITIES OR RESPOND TO COMPETITIVE PRESSURES OR UNANTICIPATED REQUIREMENTS, EACH OF WHICH WOULD MATERIALLY HARM OUR BUSINESS.

     We believe that our existing cash balances, credit facilities and cashflow expected to be generated from future operations, will be sufficient to meet our capital requirements at least through the next 12 months. However, we may be required, or could elect, to seek additional funding prior to that time. In the event we are required to raise additional funds we may not be able to do so on favorable terms, if at all. Further, if we issue new equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. For additional information on our anticipated future capital requirements, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" in our Forms 10-K and 10-Q.

THE SAN MARKET IN WHICH WE COMPETE IS NEW AND UNPREDICTABLE, AND IF THIS MARKET DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE, OUR BUSINESS WILL SUFFER.

     The market for SANs and related hub and switch products has only recently begun to develop and is rapidly evolving. Because the SAN market is new, it is difficult to predict its potential size or future growth rate. Our products are used exclusively in SANs. Accordingly, widespread adoption of SANs as an integral part of data-intensive enterprise computing environments is critical to our future success. Potential end-user customers who have invested substantial resources in their existing data storage and management systems maybe reluctant or slow to adopt a new approach, like SANs. The speed at which customers adopt current and new products for SANs is highly unpredictable. Our success in generating net revenues in this emerging market will depend on, among other things, our ability to:

     - educate potential OEM customers, distribution channel partners and end users about the benefits of SANs, as well as hub, switch, router and network storage pool technologies;

     - maintain and enhance our relationships with leading OEM customers and channel partners;

     - predict and base our products on standards which ultimately become industry standards; and

     - predict and deliver new and innovative products demanded by the storage area marketplace.

     In addition, SANs are often implemented in connection with deployment of new storage systems and servers. Accordingly, our future success is also substantially dependent on the market for new storage systems and servers.

WE HAVE LIMITED PRODUCT OFFERINGS AND OUR BUSINESS MAY SUFFER IF DEMAND FOR ANY OF THESE PRODUCTS DECLINES OR FAILS TO DEVELOP AS WE EXPECT.

     We derive a substantial portion of our net revenues from a limited number of products. Specifically, in fiscal 2000 and for the quarter ended June 30, 2000, the majority of our net revenues were derived from our hub and switch products. We expect that net revenues from our hub and switch products will continue to account for a substantial portion of our total net revenues for the foreseeable future. There is no assurance that our Geminix and Axxess products, as well as other products currently under development or that will be developed, will be adopted by end-users or our OEM or distribution channel partners or that significant net revenues would be derived if adopted. As a result, for the foreseeable future, we will continue to be subject to the risk of a significant decrease in net revenues if demand for our hub products decline. Therefore, continued market acceptance of our hub, switch, router and Axxess products is critical to our future success. Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

     - growth and changing requirements of the SAN and hub and switch product markets;

     - availability, price, quality and performance of competing products and technologies;

     - performance, quality, price and total cost of ownership of our products; and

     - successful development of our relationships with existing and potential OEM customers and distribution channel partners.

OUR BUSINESS WILL SUFFER IF WE FAIL TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT MEET THE CHANGING NEEDS OF OUR CUSTOMERS.

     Our future success depends upon our ability to address the rapidly changing SAN market including changes in relevant industry standards and the changing needs of our customers by developing and introducing high-quality, technologically-progressive, cost-effective products, product enhancements and services on a timely basis. In May 1999, we announced the launch of our Capellix switch and commenced initial shipments in September 1999. Additionally, we commercially shipped our Geminix product and introduced our Axxess product during the quarter ended June 30, 2000, and we expect to release our fibre channel backbone switch and another router product later in fiscal 2001. Our future net revenue growth will be dependent on the success of these and other new products, and we may not be able to develop and introduce these or other new products successfully in the time frame we expect. Further, we cannot be certain of the demand for, and market acceptance of, these and other new products. In addition, we must successfully manage the introduction of new or enhanced products to minimize disruption in our customers' ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet our customers' demands. Our net revenues may be reduced if we fail to develop product enhancements, if we fail to introduce new products or if any new products or product enhancements that we develop and introduce are not broadly accepted.

COMPETING TECHNOLOGIES MAY EMERGE AND WE MAY FAIL TO ADOPT NEW TECHNOLOGIES ON A TIMELY BASIS. FAILURE TO UTILIZE NEW TECHNOLOGIES MAY DECREASE THE DEMAND FOR OUR PRODUCTS.

     The technology being deployed today in most SAN products is based on the fibre channel arbitrated loop protocol or the fibre channel fabric protocol. During the last fiscal year, the development of competing technologies such as Ethernet IP has been discussed by the technical community. If we are unable to identify new technologies in a timely manner and efficiently utilize such new technologies in our product developments, the demand for our current products may decrease significantly and rapidly, which would harm our business.

WE WILL BE UNABLE TO MANUFACTURE OR SELL OUR PRODUCTS IF OUR SOLE CONTRACT MANUFACTURER IS UNABLE TO MEET OUR MANUFACTURING NEEDS.

     Sanmina Corporation, a third-party manufacturer for numerous companies, manufactures all of our products at its Guntersville, Alabama facility. Sanmina Corporation is not obligated to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order which has been accepted by Sanmina Corporation. If Sanmina Corporation experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our net revenues and our competitive position and reputation. Further, our business would be harmed if we fail to effectively manage the manufacture of our products. We generally place orders with Sanmina Corporation at least two months prior to scheduled delivery of products to our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate manufacturing capacity from Sanmina Corporation or adequate quantities of components to meet our customers' delivery requirements or we may accumulate excess inventories. In the future we intend to work with additional new contract manufacturers that can potentially manufacture our higher volume products, at lower costs in foreign locations. We could experience difficulties and disruptions in the manufacture of our products while we transition to new facilities. Manufacturing disruptions could prevent us from achieving timely delivery of products and could result in lost net revenues. Additionally, we must coordinate our efforts with those of our suppliers and Sanmina Corporation, or other third party manufacturers, to rapidly achieve volume production. Although we have not experienced supply problems with Sanmina Corporation, we have experienced delays in product deliveries from one of our former contract manufacturers. Moreover, we may in the future need to find a new contract manufacturer that can manufacture our products in higher volume and at lower costs. We may not find a contract manufacturer that meets our needs. Additionally, qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. If we are required or choose to change contract manufacturers, we may lose net revenues and our customer relationships may suffer.

BECAUSE WE DEPEND ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS, WE ARE SUSCEPTIBLE TO SUPPLY SHORTAGES THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We depend upon a single source for each type of our application-specific integrated circuits, or ASICs, and limited sources of supply for several key components, including, but not limited to, power supplies, chassis and optical transceivers. We have in the past experienced and may in the future experience shortages of, or difficulties in acquiring, these components. Because we rely on Sanmina Corporation to procure components required for the manufacture of our products, Sanmina Corporation may suffer component shortages. If we, or our contract manufacturing partners are unable to buy these components, we will not be able to manufacture our products on a timely basis which would harm our business.

BECAUSE WE ORDER COMPONENTS AND MATERIALS BASED ON ROLLING FORECASTS, WE MAY OVERESTIMATE OR UNDERESTIMATE OUR COMPONENT AND MATERIAL REQUIREMENTS, WHICH COULD INCREASE OUR COSTS OR PREVENT US FROM MEETING CUSTOMER DEMAND.

     We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our business and operating results.

OUR OPERATING RESULTS MAY SUFFER BECAUSE OF COMPETITION IN THE SAN MARKET, AS WELL AS ADDITIONAL COMPETITION FROM DATA NETWORKING COMPANIES AND ENTERPRISE SOFTWARE DEVELOPERS.

     The market for our SAN hub, switch and router products is competitive, and is likely to become even more competitive. In the SAN market, our current competitors include Ancor Communications, Inc., Brocade Communications Systems, Inc., Emulex Corporation, McData Corporation, Vixel Corporation, Cornerstone, Chaparral Network Storage, Inc., Atto and Pathlight. In addition to these companies, we expect new SAN competitors to emerge. In the future, we may also compete against data networking companies which may develop SAN products. Furthermore, although we currently offer products that complement the software products offered by Legato Systems, Inc. and Veritas Software Corporation, they and other enterprise software developers may in the future compete with us. We also compete with providers of data storage solutions that employ traditional storage technologies, including small computer system interface-based technology such as Adaptec, Inc., LSI Logic Corporation and QLogic Corporation. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. Some of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, more established distribution channels or substantially greater resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. Moreover, we have only recently begun to offer SAN switch, router and Axxess products. Therefore, we may not be able to compete successfully in the SAN switch product market.

IF WE CANNOT INCREASE OUR SALES VOLUMES, REDUCE OUR COSTS OR INTRODUCE HIGHER MARGIN PRODUCTS TO OFFSET REDUCTIONS IN THE AVERAGE UNIT PRICE OF OUR PRODUCTS, OUR OPERATING RESULTS MAY SUFFER.

     We anticipate that as products in the storage area market become more commoditized, the average unit price of our products will continue to decline in the future in response to changes in product mix, competitive pricing pressures, new product introductions by us or our competitors or other factors. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our net revenues will decline. In addition, to maintain our gross margins, we must continue to reduce the manufacturing cost of our products. Further, as average unit prices of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our gross margins, our business could be seriously harmed, particularly if the average selling price of our products decreases significantly.

OUR PRODUCTS ARE COMPLEX AND MAY CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS, WHICH COULD LEAD TO AN INCREASE IN OUR COSTS OR A REDUCTION IN OUR NET REVENUES.

     Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and we have from time to time found errors in existing products, and we may from time to time find errors in our existing, new or enhanced products. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our or other vendors' SAN products, could adversely affect sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relationship problems.

IF WE DO NOT HIRE, RETAIN AND INTEGRATE HIGHLY SKILLED MANAGERIAL, ENGINEERING, SALES, MARKETING, FINANCE AND OPERATIONS PERSONNEL, OUR BUSINESS MAY SUFFER.

     Our success depends to a significant degree upon the continued contributions of our key personnel in engineering, sales, marketing, finance and operations, many of whom would be difficult to replace. We do not maintain key person life insurance on most of our key personnel and do not have employment contracts with any of our key personnel. The loss of the services of any of our key personnel could have a negative impact on our business. We also believe that our success depends to a significant extent on the ability of our key personnel to operate effectively, both individually and as a group. Many of our employees have only recently joined us. If we are unable to integrate new employees in a timely and cost-effective manner, our operating results may suffer. We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales, marketing, finance and operations personnel. Competition for these people is intense, especially in the San Francisco Bay area where our operations are headquartered. In particular, we have experienced difficulty in hiring qualified ASIC, software, system, test and customer support engineers and we may not be successful in attracting and retaining individuals to fill these positions. If we are unable to attract or retain qualified personnel in the future, or if we experience delays in hiring required personnel, particularly qualified engineers and sales personnel, our ability to develop, introduce and sell our products could be harmed. In addition, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We may be subject to such claims in the future as we seek to hire qualified personnel. Any claim of this nature could result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

WE HAVE EXPERIENCED A PERIOD OF RAPID GROWTH, AND IF WE ARE NOT ABLE TO SUCCESSFULLY MANAGE THIS AND FUTURE GROWTH, OUR BUSINESS MAY SUFFER.

     We have recently experienced a period of rapid growth. At March 31, 1997, we had a total of 38 employees, and at June 30, 2000, we had a total of 213 employees. We plan to continue to hire new employees to expand our operations significantly to pursue existing and potential market opportunities. This growth will place a significant demand on our management and our operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. Our key personnel have limited experience managing this type of growth. If we cannot manage growth effectively, our business could suffer.

BECAUSE OUR INTELLECTUAL PROPERTY IS CRITICAL TO THE SUCCESS OF OUR BUSINESS, OUR OPERATING RESULTS WOULD SUFFER IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

     Because our products rely on proprietary technology and will likely continue to rely on technological advancements for market acceptance, we believe that the protection of our intellectual property rights will be critical to the success of our business. To protect our intellectual property rights, we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and the steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If we are unable to protect our intellectual property from infringement, other companies may be able to use our intellectual property to offer competitive products at lower prices. We may not be able to effectively compete against these companies.

WE RELY HEAVILY ON OUR INTELLECTUAL PROPERTY, AND EFFORTS TO PROTECT IT MAY CAUSE US TO BECOME INVOLVED IN COSTLY AND LENGTHY LITIGATION WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future either to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting litigation could subject us to significant liability for damages and could cause our proprietary rights to be invalidated. Litigation, regardless of the merits of the claim or outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

     - stop using the challenged intellectual property or selling our products or services that incorporate it;

     - obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may not be available on reasonable terms, or at all; or

     - redesign those products or services that are based on or incorporate the challenged intellectual property.

     If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, and our net revenues would be substantially reduced.

INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS AFFECTING OUR BUSINESS EVOLVE RAPIDLY, AND IF WE CANNOT DEVELOP PRODUCTS THAT ARE COMPATIBLE WITH THESE EVOLVING STANDARDS, OUR BUSINESS WILL SUFFER.

     Our products must comply with industry standards. For example, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission. Internationally, our products are also required to comply with standards established by authorities in various countries. Any new products and product enhancements that we introduce in the future must also meet industry standards at the time they are introduced. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business. Our products comprise only apart of the entire SAN. All components of the SAN must comply with the same standards in order to operate efficiently together. We depend on companies that provide other components of the SAN to support the industry standards as they evolve. Many of these companies are significantly larger and more influential in effecting industry standards than we are. Some industry standards may not be widely adopted or they may not be implemented uniformly, and competing standards may emerge that may be preferred by OEM customers or end users. If other companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could suffer.

WE PLAN TO INCREASE OUR INTERNATIONAL SALES ACTIVITIES WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS.

     For the fiscal year ended March 31, 2000, approximately 30% of our net revenues were from international sales activities, and for the quarter ended June 30, 2000, approximately 34% of our net revenues were from international sales activities. We plan to continue to increase our international sales activities. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully continue international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

     - multiple protectionist, adverse and changing governmental laws and regulations;

     - reduced or limited protections of intellectual property rights;

     - potentially adverse tax consequences resulting from changes in tax laws; and

     - political and economic instability.

     To date, none of our international net revenues and costs have been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and thus less competitive in foreign markets. A portion of our international net revenues may be denominated in foreign currencies in the future, which would subject us to risks associated with fluctuations in those foreign currencies.

WE MAY BECOME INVOLVED IN COSTLY AND TIME-CONSUMING LITIGATION THAT MAY SUBSTANTIALLY INCREASE OUR COSTS AND THEREBY HARM OUR BUSINESS.

     We may from time to time become involved in various lawsuits and legal proceedings which arise in the ordinary course of our business. For example, in May 1999, a former employee filed a complaint against us. The parties have voluntarily agreed to participate in a mediation session that we expect to occur within the next 60 days. If mediation is unsuccessful, discovery will commence and we intend to defend against the charges. However, litigation is subject to inherent uncertainties, and an adverse result in this or other matters could arise from time-to-time that may harm our business, financial condition and results of operations.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR STOCKHOLDERS' EQUITY AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.

     As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our market or enhance our technical capabilities, or that may otherwise offer growth opportunities. For example, in April 2000, we completed our acquisition of SmartSAN Systems, Inc. As a result, we issued 221,745 shares of our common stock and agreed to issue 198,674 shares of our common stock pursuant to the exercise of SmartSAN options outstanding at the time of the acquisition. While we have no additional current agreements or negotiations underway, we may buy businesses, products or technologies in the future. In the event of any future purchases, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;

     - incur debt; and

     - assume liabilities.

     These purchases could also involve numerous risks, including:

     - problems integrating the purchased operations, technologies or products;

     - unanticipated costs;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees of purchased organizations.

     We may not be able to successfully integrate any businesses, products, technologies or personnel that we might purchase in the future.

OUR PRINCIPAL STOCKHOLDERS HAVE SIGNIFICANT VOTING POWER AND MAY TAKE ACTIONS THAT MAY NOT BE IN THE BEST INTERESTS OF OUR OTHER STOCKHOLDERS.

     As of June 30, 2000, our executive officers and directors and their affiliates beneficially owned, in the aggregate, approximately 37% of our outstanding common stock. As a result, these stockholders may be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring or merging with us.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK
PRICE.

     As of June 30, 2000, our executive officers, directors and their affiliates beneficially owned, in the aggregate, approximately 37% of our outstanding common stock, which they are able to sell in the public market. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

     - authorizing our board of directors to issue preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three-year terms;

     - prohibiting cumulative voting in the election of directors;

     - requiring super-majority voting to effect significant amendments to our certificate of incorporation and bylaws;

     - limiting the ability of stockholders to call special meetings;

     - prohibiting stockholder actions by written consent; and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     Certain provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

                                  THE COMPANY

     We are a leading provider of hardware and software products that enable the creation of networks made up of computers and data storage devices which have become known as storage area networks, or SANs. Our SAN products are based on fibre channel technology, a set of specifications designed to enable computing devices, such as computers and storage devices, to rapidly exchange large amounts of data. We have designed our products to leverage the capabilities of fibre channel technology to enable companies to better manage the growth of mission-critical data by overcoming the limitations of the traditional small computer system interface, or SCSI, which is a captive storage architecture.

     We believe we have developed the most comprehensive line of products in the SAN industry. These products include (1) the Bitstrip active hub, an unmanaged, Gigabit fibre channel hub, which provides a cost-effective solution for entry-level SANs; (2) the Gibraltar line of hubs, managed hubs designed to provide centralized management of a SAN; (3) the Capellix 3000 chassis switch, a switch that can be configured to perform multiple functions by adding hardware and scalable from 6 to 32 ports; (4) the Capellix 2000 stackable switch, an 8-port switch that is extendable to 11 ports, designed for the entry-level switch market; (5) the Geminix Fibre Channel to SCSI Router, a router that has been designed to connect legacy SCSI disk and tape storage to fibre channel SANs; (6) the Axxess managed storage system; and (7) the Ventana SAN management software application which provides monitoring and control of SAN devices.

     We began shipments of our SAN products, in commercial quantities, in October 1995. Our primary customers included original equipment manufacturer ("OEM") customers and expanded to include distribution channel partners. Our OEM customers include, among others, Hewlett-Packard Company, Compaq Computer Corporation, NEC Limited, Data General Corporation, DotHill Systems Corporation, XIOtec Corporation (a Seagate company), and Groupe Bull, S.A. We have developed a two-tier distribution channel comprised of distributors and resellers including, among others, Bell Micro Products, Inc., Tokyo Electron Limited, Comstor.net, Consan -- A Gates/Arrow Company, ACAL Electronics, Ltd., Merisel Americas, Inc., and Wyle Systems, Inc.

     We believe that the SAN infrastructure created by our network products forms the foundation for a new data management architecture. Just as the infrastructure created by local area networks, or LANs, formed a platform for the development of client-server computing, we believe that the SAN infrastructure has the potential to enable the development of a distributed data management architecture. We plan to leverage our technological expertise, our market knowledge and the strength of our partnerships to drive the development of this architecture and create new opportunities for our business.

     Our principal executive offices are located at: 5850 Hellyer Avenue, San Jose, CA 95138 and our telephone number at that address is (408) 360-4950. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "ZOOX."

                                 RECENT EVENTS

     On August 15, 2000, Chris Munson resigned her position as Chief Financial Officer and Vice President of Administration of the Company, effective as of September 25, 2000.

     On August 8, 2000, Michael Parides was named our President and Chief Executive Officer and elected a member of our Board of Directors, replacing Bill Sickler, who resigned his position as President, Chief Executive Officer and member of the Board, effective as of that date.

                                USE OF PROCEEDS

     We will not receive any part of the proceeds of sales made hereunder. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

     The following table sets forth the names of each of the Selling Stockholders, the number of Shares beneficially owned by each Selling Stockholder prior to the offering, the number of Shares being offered hereby and the number of Shares that will be beneficially owned by each Selling Stockholder, assuming the sale of all the Shares offered hereby, after completion of the offering. The Shares are being registered to permit secondary trading of the Shares, and the Selling Stockholders may offer Shares for resale from time to time. See "Plan of Distribution."

     The Shares being offered by the Selling Stockholders were issued to them in connection with the Merger pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof.

     Each of the Selling Stockholders represented to us in connection with the Merger that it was acquiring the Shares for investment and not with the present intention of distributing such Shares. We have filed with the Commission, under the Act a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares in satisfaction of our obligations pursuant to the Registration Rights Agreement between the Selling Stockholders and us.

                                            SHARES BENEFICIALLY OWNED                       SHARES
                                                PRIOR TO OFFERING         NUMBER OF      BENEFICIALLY
                                            -------------------------    SHARES BEING    OWNED AFTER
           SELLING STOCKHOLDERS             NUMBER(1)      PERCENT(2)     OFFERED(1)       OFFERING
           --------------------             ---------      ----------    ------------    ------------
Kaushik Shah..............................   29,337            *            29,337            0
Kumar Gajjar..............................   29,338            *            29,338            0
Krishna Jhaveri...........................    5,102            *             5,102            0
IAI, LLC..................................   19,134            *            19,134            0
Rajiv Shah................................    1,276            *             1,276            0
Rajan Shah................................    1,276            *             1,276            0
Rajvi Shah................................    1,276            *             1,276            0
Sandeep Bhagat............................      767            *               767            0
Ajay Patel................................    3,062            *             3,062            0
Roopal Shah...............................    2,297            *             2,297            0
Bournevale Ltd............................    7,655            *             7,655            0
Janak Pathak..............................    3,826            *             3,826            0
Pradip Morparia...........................    3,827            *             3,827            0
Vijay Parekh..............................    2,551            *             2,551            0
Senthil Ponnuswarny.......................       13            *                13            0
Elton Armstrong...........................      178            *               178            0
Ajay Malik................................      127            *               127            0
Montreux Equity Partners II, L.P. ........   90,119            *            90,119            0
Ashwin Doshi..............................    3,827            *             3,827            0
Harinder Kohli............................    1,914            *             1,914            0
Hasmukh M. Patel Living Trust.............   24,492            *            24,492            0
Roop Jain & Shobha Jain Family Trust......    1,531            *             1,531            0
Rogers Family Trust.......................    5,741            *             5,741            0
Viren Shah................................      767            *               767            0

-------------------------
 *  Less than one percent.

(1) 7.3% of the Shares beneficially owned by each Selling Stockholder, 17,390 Shares in the aggregate, have been deposited in an escrow fund pursuant to the Reorganization Agreement to secure the respective indemnification obligations of the Selling Stockholders thereunder (the "Escrowed Shares"). The Escrowed Shares will be released from the escrow on April 5, 2001 if and to the extent that no claims have been made against the escrow. This Registration Statement and the sums indicated in the column entitled "Number of Shares Being Offered" include all of the Escrowed Shares, however, the number of Shares offered by each Selling Stockholder shall not exceed the number of Shares currently owned plus the total number of Escrowed Shares released from the escrow.


(2) Based on 27,837,025 Shares issued and outstanding as of September 1, 2000.

                              PLAN OF DISTRIBUTION

     We believe that the Selling Stockholders or their donees or transferees intend to sell all or a portion of the Shares offered hereby from time to time on the Nasdaq National Market, in privately negotiated transactions or otherwise, and that sales will be made at fixed prices that may be changed, at market prices prevailing at the times of such sales, at prices related to such market prices or at negotiated prices. The Selling Stockholders or their donees or transferees may also make private sales directly or through a broker or brokers, who may act as agent or as principal. In connection with any sales, the Selling Stockholders or their donees or transferees and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act.

     Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders or their donees or transferees (and, if they act as agent for the purchaser of such Shares, from such purchaser). Brokerage fees may be paid by the Selling Stockholders or their donees or transferees, which may be in excess of usual and customary brokerage fees. Broker-dealers may agree with the Selling Stockholders or their donees or transferees to sell a specified number of Shares at a stipulated price, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders or their donees or transferees, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer's commitment to the Selling Stockholders or their donees or transferees. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq National Market in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions computed as described above.

     Gadzoox and the Selling Stockholders have agreed to indemnify the other against certain liabilities, including certain liabilities under the Securities Act.

     Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

     There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered by them hereunder.

                                    EXPERTS

     The audited financial statements and schedule as of March 31, 2000, incorporated by reference in this Prospectus and elsewhere in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050. As of the date of this Prospectus, certain members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, own or beneficially own shares of our Common Stock.

                             AVAILABLE INFORMATION

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the

Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York, 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of these materials from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the Registration Statement, will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.


     We have filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3, as amended, under the Securities Act, with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of such materials from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference into this Prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 until the sale of all of the Shares of Common Stock that are part of this offering. The documents we are incorporating by reference are as follows:

     (1) our Annual Report on Form 10-K for the fiscal year ended March 31, 2000 filed on June 29, 2000, as amended on July 31, 2000;

     (2) our Quarterly Report on Form 10-Q for our first fiscal quarter ended June 30, 2000 filed on August 14, 2000.

     (3) the description of the Company's Common Stock offered hereby contained in the Company's Registration Statement on Form S-1/A filed on July 12, 1999;


     (4) our Definitive Proxy Statement filed on September 5, 2000;



     (5) our Current Report on Form 8-K/A filed on May 16, 2000 amending a previously filed report concerning the acquisition of SmartSAN Systems, Inc.;



     (6) our Current Report on Form 8-K filed on June 28, 2000 concerning a press release announcing our expected revenues for the fiscal quarter ending June 30, 2000;



     (7) our Current Report on Form 8-K filed on July 13, 2000 concerning a press release announcing our earnings for the fiscal quarter ended June 30, 2000; and



     (8) our Current Report on Form 8-K filed on August 8, 2000 concerning a press release announcing that we amended previously announced financial results.



     (9) our Current Report on Form 8-K filed on September 8, 2000 concerning a press release announcing that we anticipate lower than expected revenues and that we will record a reserve for excess inventory for the second fiscal quarter ending September 30, 2000.


     Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this Prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this Prospectus except as so modified or superseded.

     You may request a copy of these filing at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

     Gadzoox Networks, Inc.
     5850 Hellyer Avenue
     San Jose, California 95138
     (408) 360-4950.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

SEC Registration Fee........................................  $    766
Nasdaq listing fee..........................................  $  2,394
Legal fees and expenses.....................................  $ 30,000
Miscellaneous...............................................  $  5,000
                                                              --------
          Total.............................................  $ 38,160
                                                              ========

-------------------------
* Represents expenses relating to the sale by the Selling Stockholders pursuant to the Prospectus prepared in accordance with the requirements of Form S-3. These expenses will be borne by the Company on behalf of the Selling Stockholders. All amounts are estimates except for the SEC Registration Fee and the Nasdaq listing fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Our restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Our bylaws provide for the indemnification of officers, directors and third parties acting on behalf of us if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     In addition to indemnification provided for in our certificate of incorporation and bylaws, we have entered into indemnification agreements with our directors, executive officers and controller. We intend to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 16. EXHIBITS.

    EXHIBIT
    NUMBER                           DESCRIPTION
    -------                          -----------
       2.1   Agreement and Plan of Reorganization dated March 2, 2000 by and among the Company, Gadzoox Acquisition Corporation,
             SmartSAN Systems, Inc. and U.S. Bank Trust National
             Association, as escrow agent*
       2.2   Registration Rights Agreement dated April 5, 2000 by an
             among the Company and the Selling Shareholders*
       4.1   Form of Common Stock Certificate**
       5.1   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation***
      23.1   Consent of Arthur Andersen LLP, independent public
             accountants
      23.2   Consent of Wilson Sonsini Goodrich & Rosati (included in
             Exhibit 5.1)***
      24.1   Power of Attorney***

-------------------------
* Incorporated by reference from Exhibit 2.1 to our Current Report on Form 8-K filed March 16, 2000.

** Incorporated by reference from Exhibit 4.1 to our Registration Statement on Form S-1 as filed July 19, 1999 (File No. 333-78029).

*** Previously filed.

ITEM 17. UNDERTAKINGS.

     We hereby undertake:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (6) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on September 15, 2000.


                                          GADZOOX NETWORKS, INC.

                                          By:      /s/ MICHAEL PARIDES
                                            ------------------------------------
                                                      Michael Parides
                                             President, Chief Executive Officer
                                                         and Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                   TITLE                      DATE
                      ---------                                   -----                      ----
                 /s/ MICHAEL PARIDES                    President, Chief Executive    September 15, 2000
-----------------------------------------------------      Officer and Director
                   Michael Parides                         (Principal Executive
                                                                 Officer)

               /s/ CHRISTINE E. MUNSON                   Chief Financial Officer,     September 15, 2000
-----------------------------------------------------       Vice President of
                 Christine E. Munson                    Administration (Principal
                                                              Financial and
                                                           Accounting Officer)

                          *                                      Director             September 15, 2000
-----------------------------------------------------
                  Dr. Milton Chang

                          *                                      Director             September 15, 2000
-----------------------------------------------------
                  Dr. Denny R.S. Ko

                          *                                      Director             September 15, 2000
-----------------------------------------------------
                   Robert Kuhling

                          *                                      Director             September 15, 2000
-----------------------------------------------------
                  Stephen J. Luczo

                          *                                      Director             September 15, 2000
-----------------------------------------------------
                    Peter Morris

            *By: /s/ CHRISTINE E. MUNSON
    ---------------------------------------------
                 Christine E. Munson
                  Attorney-in-fact

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Agreement and Plan of Reorganization dated March 2, 2000 by and among the Company, Gadzoox Acquisition Corporation,
          SmartSAN Systems, Inc. and U.S. Bank Trust National
          Association, as escrow agent*
  2.2     Registration Rights Agreement by and among the Company and the Selling Shareholders*
  4.1     Form of Common Stock Certificate**
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation***
 23.1     Consent of Arthur Andersen LLP, independent public
          accountants
 23.2     Consent of Wilson Sonsini Goodrich & Rosati (included in
          Exhibit 5.1)***
 24.1     Power of Attorney***

-------------------------
* Incorporated by reference from Exhibit 2.1 to our Current Report on Form 8-K filed March 16, 2000.

** Incorporated by reference from Exhibit 4.1 to our Registration Statement on Form S-1 as filed July 19, 1999 (File No. 333-78029).

*** Previously filed.